ALTAGAS LTD.
(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

For the twelve-month period ended December 31, 2021:

(a)The consolidated net income attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $653 million; and

(b)Borrowing costs of the Corporation on short-term debt, long-term debt, and preferred shares were $328 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended December 31, 2021 was 2.0.